Microsoft Word 10.0.2627;FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

               Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of June 2001

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                    --- -----

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes No X
                                   ----- -----

GEMPLUS SELLS SKIDATA TO SWISS "KUDELSKI S.A."
Deal valued at Euro 140 million

Luxembourg and Cheseaux-sur-Lausanne (Switzerland), June 25, 2001

Gemplus International S.A. (Euronext:Sicovam 5768 and NASDAQ:GEMP) announced today that it has reached an agreement with Kudelski S.A. (SWX:KUD) for the sale of SkiData AG, its leading electronic access-control solutions business unit. The transaction values the SkiData enterprise at 140 million Euro. Under the terms of the agreement, Kudelski S.A. will pay partly in cash and partly in shares. The agreement includes provisions that protect the value and liquidity of the share component to Gemplus. The transaction is expected to close within the next two months subject to customary closing conditions.

Gemplus indicated that this transaction was the result of an ongoing strategic process to further focus on its key growth markets. "Since the days leading to our IPO, we have openly discussed our strategic intent to focus on three important markets: Telecommunications, Financial Services and E-Business Security," said Antonio Perez, President and CEO of Gemplus. "The sale of SkiData results from the implementation of this strategy and reflects our belief that by concentrating our resources and attention on these high growth market segments, we will be much better aligned to achieve the vast potential that they represent."

Kudelski S.A. is a leader in the domain of conditional access and system management solutions for digital interactive television and broadband internet as well as in the area of smart card-based security and ticketing systems. SkiData, which employs 350 people, had revenues of 81 million Euro in 2000. In 2000, Gemplus reported 1.205 billion Euro in revenue and employed more than 7800 people.

"Both groups have obvious synergies and close cultural ties", stated Andre Laux, SkiData's CEO. "We are pleased to join Kudelski S.A."

"We are delighted that we are able to execute our strategy while preserving employment and reinforcing SkiData's success", added Perez. "We have also established an excellent relationship with Kudelski S.A., which could be beneficial over the longer term."


Some of the statements contained in this release constitute forward-looking statements within the meaning of Section 27a of the Securities Act of 1933 and
Section 21e of the Securities Exchange Act of 1934. The statements relate to the future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release or our conference call include, but are not limited to: trends in wireless communication and financial services markets and trends in the growth of mobile commerce, mobile banking and internet business; our ability to develop and market new chip card technologies to meet market demands and the effects of the adoption of competing technologies in our target markets, particularly in the telecommunications industry and expected intense competition generally in our main markets; profitability of our market expansion strategy; challenges to or loss of our intellectual property rights regarding chip card technologies; our ability to establish and maintain strategic relationships in our major businesses (i.e. with wireless network operators, financial service providers, internet business infrastructure providers and security technology developers); our ability to develop and take advantage of new software and services; the effect of future acquisitions and investments on our share price; the effect of industry wide chip shortages; defects in our products or errors in our services and our ability to attract and maintain qualified executives and personnel, particularly in our research and development division. You are cautioned not to place undue reliance on the forward-looking statements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.


About Gemplus
GEMPLUS: the world's leading smart card solutions provider

Since its creation in 1988, Gemplus International S.A. (Euronext: Sicovam 5768 and NASDAQ:GEMP) has driven the global marketing and deployment of smart card-based applications for telecommunications, financial services and e-business security.

Gemplus is instrumental throughout the value chain - chip design, card management systems, software development, and consulting - delivering integrated custom-made solutions for the security, personalization and privacy management needs of clients and partners worldwide.

Gemplus technology has played a defining role in the development of wireless telephony since the introduction of SIM cards into the GSM standard in 1990. For more than a decade, Gemplus has pioneered applications that enable network operators around the world to answer the changing needs of their customers. Gemplus was first to market with a 3G card and supplies a product range compliant with new and emerging transmission standards - 2.5G, 3G.

In 2000, revenue was 1.205 billion Euro, up 57% from the previous year's 767 million Euro. Net income was 99 million Euro. Gemplus employs more than 7800 people in 37 countries worldwide. Since 11 December 2000, Gemplus shares have been trading on Euronext Paris S.A. First Market and on Nasdaq in the form of ADSs.

Gemplus: www.gemplus.com

Press contacts:
GEMPLUS INTERNATIONAL S.A.
Severine Percetti
Tel: + 33 4 42 36 67
E-mail: severine.percetti@gemplus.com

French Retail Investors
GAVIN ANDERSON & CO.
Rozenne Pivet
Tel: + 33 1 53 83 31 75
Claire-Valerie Guillen
Tel: + 33 1 53 83 31 76

Investor Relations:
GEMPLUS INTERNATIONAL S.A.
Michael Look
Tel: + 1 650 654 2940
E-mail: michael.look@gemplus.com

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           GEMPLUS INternational S.A.

Date: June 26, 2001

                                     By:   STEPHEN JUGE
                                           -------------
                                     Name: Stephen Juge
                                     Title: Executive Vice President
                                            and General Counsel